Exhibit 12
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	2013	2014	2015	2016	2017
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,260	$1,016	$1,115	$1,084	$1,073
Add: Fixed charges	113	123	125	128	136
Total earnings available for fixed charges	$1,373	$1,139	$1,240	$1,212	$1,209
Fixed charges:
Interest expense (1)	$64	$75	$77	$81	$90
Interest portion of rental expense	49	48	48	47	46
Total fixed charges	$113	$123	$125	$128	$136
RATIOS OF EARNINGS TO FIXED CHARGES	12.15	9.26	9.92	9.47	8.89
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness